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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

I.C. Isaacs & Company, Inc. (Name of Issuer)
Common Stock, $.0001 par value (Title of Class of Securities)
464192103 (CUSIP Number)
René Faltz, Managing Director Würzburg Holding S.A. 41, avenue de la Gare Luxembourg L-1611 Grand Duchy of Luxembourg
with a copy to:

Steven D. Dreyer, Esq.
Arent Fox Kintner Plotkin & Kahn, PLLC
1675 Broadway, 25th Floor
New York, New York 10019-5820
(212) 484-3917
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☒

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 1 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
WÜRZBURG HOLDING S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
LUXEMBOURG

Number of Shares	7	SOLE VOTING POWER NONE
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER 4,966,6671, *
Person With
	9	SOLE DISPOSITIVE POWER NONE

	10	SHARED DISPOSITIVE POWER 4,966,6671, *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,966,667*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%*

14	TYPE OF REPORTING PERSON
CO

*
See Item 3, Footnote 3 of this Amendment (as such term is hereinafter defined).
1
See Item 5, Paragraph (a) and (b) of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
TEXTILE INVESTMENT INTERNATIONAL S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
LUXEMBOURG

Number of Shares	7	SOLE VOTING POWER NONE
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER 4,466,6671, *
Person With
	9	SOLE DISPOSITIVE POWER NONE

	10	SHARED DISPOSITIVE POWER 4,466,6671, *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,466,667*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%*

14	TYPE OF REPORTING PERSON
CO

*
See Item 3, Footnote 3 of this Amendment.
1
See Item 5, Paragraph (a) and (b) of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROBERT J. ARNOT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
UNITED STATES

Number of Shares	7	SOLE VOTING POWER 544,871*
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER NONE
Person With
	9	SOLE DISPOSITIVE POWER 544,871*

	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
544,871*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6% *

14	TYPE OF REPORTING PERSON
IN

*
See Item 3, Footnote 3 of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
JON HECHLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
UNITED STATES

Number of Shares	7	SOLE VOTING POWER 362,7911, 2, *
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER 736,3611, 2, *
Person With
	9	SOLE DISPOSITIVE POWER 362,7911, 2, *

	10	SHARED DISPOSITIVE POWER 736,3611, 2, *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,099,1521, 2, *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%*

14	TYPE OF REPORTING PERSON
IN

*
See Item 3, Footnote 3 of this Amendment.
1
See Item 5, Paragraph (a) and (b) of this Amendment.
2
See Item 5, Paragraph (c) of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
RONALD S. SCHMIDT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
UNITED STATES

Number of Shares	7	SOLE VOTING POWER 15,000[1], *
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER 152,111[1], *
Person With
	9	SOLE DISPOSITIVE POWER 15,000[1], *

	10	SHARED DISPOSITIVE POWER 152,111[1], *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,111[1], *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%*

14	TYPE OF REPORTING PERSON
IN

*
See Item 3, Footnote 3 of this Amendment.

See Item 5, Paragraph (a) and (b) of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EUGENE C. WIELEPSKI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
UNITED STATES

Number of Shares	7	SOLE VOTING POWER 231,7422, *
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER NONE
Person With
	9	SOLE DISPOSITIVE POWER 231,7422, *

	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
231,742*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0%*

14	TYPE OF REPORTING PERSON
IN

*
See Item 3, Footnote 3 of this Amendment.
2
See Item 5, Paragraph (c) of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THOMAS P. ORMANDY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OR ORGANIZATION
UNITED STATES

Number of Shares	7	SOLE VOTING POWER 164,111[2], *
Beneficially
Owned by Each Reporting	8	SHARED VOTING POWER NONE
Person With
	9	SOLE DISPOSITIVE POWER 164,111[2], *

	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,111*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%*

14	TYPE OF REPORTING PERSON
IN

*
See Item 3, Footnote 3 of this Amendment.

See Item 5, Paragraph (c) of this Amendment.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 8 of 11 Pages

        This Amendment No. 1 (this "Amendment" or this "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 23, 2002 (the "Statement" or "Schedule 13D") by Würzburg Holding, S.A., Textile Investment International S.A., Robert J. Arnot, Jon Hechler, Ronald S. Schmidt, Eugene C. Wielepski, and Thomas P. Ormandy with respect to the Common Stock, par value $0.0001 per share, of I.C. Isaacs & Company, Inc., a Delaware corporation (the "Issuer"). All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs as the fifth and sixth paragraphs of such Item 3:

        The stockholders of the Issuer approved the transactions contemplated by the Framework Agreement at the Annual Meeting held on September 17, 2002. On October 3, 2002, the Issuer, the wholly-owned subsidiary of the Issuer, I.C. Isaacs & Company, L.P., Würzburg, Textile and Latitude satisfied the remaining conditions precedent to the consummation of the transactions contemplated by the Framework Agreement. See Sections 2.02 and 2.03 of the Framework Agreement, which are hereby incorporated herein by reference. In consideration thereof, the Issuer, Würzburg, Textile and Latitude consummated the transactions contemplated by the Framework Agreement, which included the issuance of warrants by the Issuer to Textile, expiring on December 31, 2011, and the filing of a Second Amendment to the Certificate of Designation (the "Certificate of Designation") with the Secretary of State of the State of Delaware on October 7, 2002 amending the terms of the Preferred Stock to make it immediately convertible into Common Stock. The voting obligations of the Reporting Persons under the Voting Agreement thereupon expired in accordance with its terms. See Sections 2 and 3 of the Voting Agreement, which are incorporated herein by this reference.

        Pursuant to Rule 13d-3(d)(1)(i)(A) of the Act all of the shares of Common Stock into which the Warrants and Preferred Stock are convertible are deemed to be outstanding.3

For purposes of calculating the percentage ownership of Common Stock held by each Reporting Person in this Amendment, the Issuer is deemed to have 11,775,907 shares of Common Stock outstanding, including the 3,300,000 shares of Preferred Stock convertible into Common Stock, an aggregate of 500,000 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock, and an aggregate of 141,250 shares of Common Stock issuable upon the exercise of outstanding stock options that are exercisable as of the date of this Amendment, or within sixty (60) days thereafter.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 9 of 11 Pages

ITEM 4. Purpose of Transaction

        The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph as the fifth paragraph of such Item 4:

          Following stockholder approval of the transactions contemplated by the Framework Agreement at the Annual Meeting, the Issuer, Würzburg, Textile, and Latitude consummated the transactions contemplated by the Framework Agreement as follows: (a) on October 3, 2002, (i) the Issuer delivered the warrants to purchase an aggregate of 500,000 shares of Common Stock to Textile; (ii) the Issuer, Würzburg and Textile entered into the Stockholders' Agreement; and (iii) the Issuer and Latitude entered into amendments to the Issuer's licensing agreements with Latitude; and (b) on October 7, 2002, the Issuer filed the Certificate of Designation amending the terms of the Preferred Stock as provided in the above paragraph. The Voting Agreement and the Framework Agreement thereupon expired in accordance with their terms. To the extent that any of the Principal Stockholders may have been members of a group within the meaning of Section 13(d)(3) of the Act (a "Group") with Würzburg and/or Textile, the Principal Stockholders ceased to be members of any such Group upon expiration of the Framework Agreement and the Voting Agreement.

ITEM 5. Interest in Securities of the Issuer

        Paragraphs (a) and (b) of Item 5 is hereby amended and restated in its entirety as follows:

          (a) and (b) Upon the expiration of the Voting Agreement, the Reporting Persons beneficially own the number of shares of Common Stock and percentages of outstanding shares of Common Stock of the Issuer as hereinafter provided: (i) Würzburg shares, together with François Girbaud and Marithé Bachellerie, voting power and dispositive power with regard to 500,000 shares of Common Stock, which represents beneficial ownership of 4.2% of the outstanding Common Stock, and, as the sole shareholder of Textile, shares, together with François Girbaud and Marithé Bachellerie, voting power with regard to the 4,466,667 shares of Common Stock owned by Textile, and therefore has beneficial ownership of an aggregate of 4,966,667 shares of Common Stock, or 42.2%, of the outstanding Common Stock; (ii) Textile shares, together with François Girbaud and Marithé Bachellerie, voting power and dispositive power with respect to 4,466,667 shares of Common Stock (consisting of 666,667 shares of the Issuer's Common Stock owned directly by Textile, 3,300,000 shares of the Issuer's Common Stock issuable upon conversion of the Preferred Stock, and 500,000 shares of Common Stock issuable upon exercise of the warrants), which represents 37.9% of the outstanding Common Stock; (iii) François Girbaud and Marithé Bachellerie each beneficially own 50% of the issued and outstanding shares of Würzburg and may therefore be deemed to have voting and dispositive power and to beneficially own the 4,966,667 shares of Common Stock, or 42.2% of the outstanding Common Stock, beneficially owned by Würzburg; (iv) Robert J. Arnot, Eugene C. Wielepski, and Thomas P. Ormandy have sole voting and dispositive power over 544,871, 231,742 and 164,111 shares of Common Stock, respectively (including 55,000, 37,500, and 33,750 shares of Common Stock, respectively, issuable upon the exercise of outstanding stock options that are exercisable as of the date of this Amendment, or within sixty (60) days thereafter), which represents beneficial ownership of 4.6%, 2.0% and 1.4%, respectively, of the outstanding Common Stock; (v) Ronald S. Schmidt has sole voting and dispositive power with respect to 15,000 shares of Common Stock issuable upon the exercise of outstanding stock options that are exercisable as of the date of this Amendment, or within sixty (60) days thereafter, and, as the sole Trustee of the Ronald S. Schmidt Living Trust under the Declaration of Trust, dated June 29, 1989, shares voting and dispositive power over 152,111 shares of Common Stock, and, therefore, beneficially owns an aggregate of 167,111 shares of Common Stock, representing beneficial ownership of 1.4% of the outstanding Common Stock; and (vi) Jon Hechler has sole voting and dispositive power over 362,791 shares of Common Stock and shares voting and dispositive power over the 736,361 shares of Common Stock held of record by the Estate of Ira J. Hechler, as the sole executor thereof, which represents beneficial ownership of an aggregate of 1,099,152 shares of Common Stock, or 9.3% of the outstanding Common Stock. All percentages stated in this paragraph are based on the 7,834,657 shares of Common Stock of the Issuer reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (SEC file No. 0-23379), and includes the 3,300,00 shares of Preferred Stock convertible into Common Stock, 500,000 shares of Common Stock issuable upon exercise of the warrants, and an aggregate of 141,250 shares of Common Stock issuable upon the exercise of outstanding stock options that are exercisable as of the date of this Amendment, or within sixty (60) days thereafter, pursuant to Rule 13d-3(d)(1)(i)(A) of the Act.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 10 of 11 Pages

        Paragraph (c) of Item 5 is hereby amended and restated in its entirety as follows:

          (c) The following table sets forth all transactions with respect to the Common Stock effected by any of the Reporting Persons during the sixty (60) days preceding this Amendment No. 1. All transactions were effected in "broker's transactions" within the meaning of Section (4) of the Securities Act of 1933, as amended, unless otherwise indicated.

Stockholder	Amount of Shares of Common Stock	Date of Transaction
Eugene C. Wielepski	10,000 (pursuant to grant of immediately exercisable Stock Option by Issuer)	September 19, 2002
Thomas P. Ormandy	(2,000)	September 30, 2002
Jon Hechler	(3,000)	September 30, 2002
Textile	500,000 (pursuant to private issuance of warrants by Issuer)	October 3, 2002

        Paragraph (e) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (e) Each of the following Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on October 7, 2002 upon the expiration of the Voting Agreement:

    Robert J. Arnot
    Ronald S. Schmidt,
    Eugene C. Wielepski, and
    Thomas P. Ormandy.

ITEM 7. Material to be Filed as Exhibits

        1.    Framework Agreement dated as of May 14, 2002, by and among the Issuer, I.C. Isaacs & Company L.P., Textile, Latitude and Würzburg. (Exhibit 10.96 to the Issuer's Current Report on Form 8-K dated May 20, 2002 is incorporated herein by reference).

        2.    Voting Agreement dated as of May 14, 2002 by and among Würzburg, Textile and the Principal Stockholders. (Exhibit 10.97 to the Issuer's Current Report on Form 8-K dated May 20, 2002 is incorporated herein by reference.)

        3.    The Stockholders' Agreement dated as of October 3, 2002 by and among the Issuer, Würzburg and Textile.

        4.    Warrant No. 1 issued by the Issuer to Textile for the purchase of 300,000 shares of Common Stock at an exercise price of $.75 per share, expiring on December 31, 2011.

        5.    Warrant No. 2 issued by the Issuer to Textile for the purchase of 200,000 shares of Common Stock at an exercise price of $.75 per share, expiring on December 31, 2011.

        6.    Second Certificate of Amendment to Certificate of Designation, Number, Voting Powers, Preferences and Rights of the Series of Preferred stock of I.C. Isaacs & Company, Inc. Designated as Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on October 7, 2002.

SCHEDULE 13D/A (Amendment No. 1)
CUSIP No. 464192103	Page 11 of 11 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current4.

Würzburg Holding S.A.
By:	/s/ RENÉ FALTZ René Faltz, Managing Director
By:	/s/ TOM FELGEN Tom Felgen, Managing Director
Textile Investment International S.A.
By:	/s/ RENÉ FALTZ René Faltz, Managing Director
By:	/s/ TOM FELGEN Tom Felgen, Managing Director
/s/ ROBERT J. ARNOT Robert J. Arnot
/s/ JON HECHLER Jon Hechler
Ronald S. Schmidt
/s/ EUGENE C. WIELEPSKI Eugene C. Wielepski
/s/ THOMAS P. ORMANDY Thomas P. Ormandy

The Principal Stockholders do not certify any statements that relate solely to Würzburg, Textile and/or the persons identified on Schedule A to the Schedule 13D, and Würzburg and Textile do not certify any statements relating solely to the Principal Stockholders.

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SIGNATURES